UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(RULE 13d - 102)

Information to be included in statements filed pursuant

to Rules 13d-1(b), (c) and (d) and amendments thereto filed

pursuant to 13d-2(b)

(AMENDMENT NO.1)*

Hayes Lemmerz International, Inc.

(Name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

420781304

(CUSIP Number)

December 31, 2007

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule

pursuant to which this Schedule is filed:

☐       Rule 13d-1(b)

☒       Rule 13d-1(c)

☐       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

TCM Spectrum Fund LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

486,013

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

486,013

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

486,013

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.5%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

TCM Spectrum Fund (Offshore) Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,523,580

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,523,580

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,523,580

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.5%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

TCM Select Opportunities Master Fund Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,810,022

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,810,022

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,810,022

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.8%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

TCM Select Opportunities Fund (Offshore) Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,810,022

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,810,022

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,810,022

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.8%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

TCM Crossways Fund LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

144,550

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

144,550

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

144,550

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.1%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Partners Group Alternative Strategies PCC Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,056,233

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,056,233

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,056,233

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.0%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

IBS (MF) Ltd. In Respect of Troob Capital Series

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

547,662

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

547,662

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

547,662

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.5%

12.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Troob Capital Management LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

630,563

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

630,563

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

630,563

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.5%

12.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Troob Capital Management (Offshore) LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

4,333,602

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

4,333,602

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,333,602

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.3%

12.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Troob Capital Advisors LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,089,195

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,089,195

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,089,195

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.1%

12.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Douglas M. Troob

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

7,053,360

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

7,053,360

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,053,360

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.0%

12.	TYPE OF REPORTING PERSON*

IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Peter J. Troob

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

7,053,360

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

7,053,360

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,053,360

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.0%

12.	TYPE OF REPORTING PERSON*

IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of common stock (the “Common Stock”) of Hayes Lemmerz International, Inc. (the “Issuer”) beneficially owned by the Reporting Persons identified below as of December 31, 2007, and amends and supplements the Schedule 13G filed on November 16, 2007 (collectively, the “Schedule 13G”). Except as set forth herein, the Schedule 13G is unmodified.

The names of the persons filing this statement on Schedule 13G are:

•	TCM Spectrum Fund LP (“Domestic Fund”),
•	TCM Spectrum Fund (Offshore) Ltd. (“Spectrum Offshore Fund”),
•	TCM Select Opportunities Fund (Offshore) Ltd. (“Select Offshore Fund”),
•	TCM Select Opportunities Master Fund Ltd. (“Select Master Fund”),
•	TCM Crossways Fund LP (“TCM Crossways”),
•	Partners Group Alternative Strategies PCC Limited (“Partners Group”),
•	IBS (MF) Ltd. In Respect of Troob Capital Series (“IBS”),
•	Troob Capital Management LLC (“Management LLC”),
•	Troob Capital Management (Offshore) LLC (“Offshore Management LLC”),
•	Troob Capital Advisors LLC (“Advisors LLC”),
•	Douglas M. Troob and
•	Peter J. Troob.

The Domestic Fund, Spectrum Offshore Fund, Select Offshore Fund, Select Master Fund, TCM Crossways, Partners Group, IBS, Management LLC, Offshore Management LLC, Advisors LLC, Douglas Troob and Peter Troob shall be collectively referred to herein as the “Reporting Persons.”

Management LLC is the managing general partner of each of Domestic Fund and TCM Crossways. Offshore Management LLC is the investment manager of each of the Spectrum Offshore Fund, Select Offshore Fund and the Select Master Fund. Advisors LLC is the manager of the Issuer’s shares of Common Stock held by Partners Group and IBS and other accounts it manages. Douglas Troob and Peter Troob are the managing members of each of Management LLC, Offshore Management LLC and Advisors LLC.

ITEM 4.	OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

The Domestic Fund owns 486,013 shares of Common Stock.

The Spectrum Offshore Fund owns 2,523,580 shares of Common Stock.

The Select Master Fund owns 1,810,022 shares of Common Stock.

The Select Offshore Fund, as the controlling shareholder of the Select Master Fund, beneficially owns 1,810,022 shares of Common Stock.

TCM Crossways owns 144,550 shares of Common Stock.

Partners Group owns 1,056,233 shares of Common Stock.

IBS owns 547,662 shares of Common Stock.

Management LLC is deemed to beneficially own the shares of Common Stock beneficially owned by the Domestic Fund and TCM Crossways.

Offshore Management LLC is deemed to beneficially own the shares of Common Stock beneficially owned by the Spectrum Offshore Fund, Select Offshore Fund and the Select Master Fund.

Advisors LLC is deemed to beneficially own the shares of Common Stock beneficially owned by the accounts it manages, which includes the shares of Common Stock held by Partners Group, IBS and an additional 630,563 shares of Common Stock in accounts it separately manages.

Douglas Troob and Peter Troob are deemed to beneficially own the shares of Common Stock beneficially owned by Management LLC, Offshore Management LLC and Advisors LLC.

Collectively, the Reporting Persons beneficially own 7,053,360 shares of Common Stock.

(b)	Percent of Class:

The Domestic Fund’s ownership of 486,013 shares of Common Stock represents 0.5% of all the outstanding shares of Common Stock.

The Spectrum Offshore Fund’s ownership of 2,523,580 shares of Common Stock represents 2.5% of all the outstanding shares of Common Stock.

The Select Offshore Fund’s beneficial ownership (through the Select Master Fund) of 1,810,022 shares of Common Stock represents 1.8% of all outstanding shares of Common Stock.

The Select Master Fund’s ownership of 1,810,022 shares of Common Stock represents 1.8% of all the outstanding shares of Common Stock.

TCM Crossway’s ownership of 144,550 shares of Common Stock represents 0.1% of all the outstanding shares of Common Stock.

Partners Group’s ownership of 1,056,233 shares of Common Stock represents 1.0% of all the outstanding shares of Common Stock.

IBS’s ownership of 547,662 shares of Common Stock represents 0.5% of all the outstanding shares of Common Stock.

Management LLC’s beneficial ownership of 630,563 shares of Common Stock represents 0.5% of all the outstanding shares of Common Stock.

Offshore Management LLC’s beneficial ownership of 4,333,602 shares of Common Stock represents 4.3% of all the outstanding shares of Common Stock.

Advisors LLC’s beneficial ownership of 2,089,195 shares of Common Stock represents 2.1% of all the outstanding shares of Common Stock.

Each of Douglas Troob’s and Peter Troob’s beneficial ownership of 7,053,360 shares of Common Stock represents 7.0% of the outstanding shares of Common Stock.

Collectively, the Reporting Persons’ beneficial ownership of 7,053,360 shares of Common Stock represents 7.0% of the outstanding shares of Common Stock.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

Not applicable.

(ii)	Shared power to vote or to direct the vote of shares of Common Stock:

The Domestic Fund, Management LLC, Douglas Troob and Peter Troob have the shared power to vote or direct the vote of 486,013 shares of Common Stock owned by the Domestic Fund.

The Spectrum Offshore Fund, Offshore Management LLC, Douglas Troob and Peter Troob have the shared power to vote or direct the vote of 2,523,580 shares of Common Stock beneficially owned by the Spectrum Offshore Fund.

The Select Master Fund, Select Offshore Fund, Offshore Management LLC, Select Offshore Fund, Douglas Troob and Peter Troob have the shared power to vote or direct the vote of 1,810,022 shares of Common Stock owned by the Select Master Fund.

TCM Crossways, Management LLC, Douglas Troob and Peter Troob have the shared power to vote or direct the vote of 144,550 shares of Common Stock owned by TCM Crossways.

Partners Group, Advisors LLC, Douglas Troob and Peter Troob have the shared power to vote or direct the vote of the 1,056,233 shares of Common Stock held in an account for the Partners Group.

IBS, Advisors LLC, Douglas Troob and Peter Troob have the shared power to vote or direct the vote of the 547,662 shares of Common Stock held in an account for IBS.

Advisors LLC, Douglas Troob and Peter Troob may be deemed to have shared power to vote or direct the vote of the 630,563 shares of Common Stock held in accounts it separately manages.

(iii)	Sole power to dispose or to direct the disposition of shares of Common Stock:

Not applicable.

(iv)	Shared power to dispose or to direct the disposition of shares of Common Stock:

The Domestic Fund, Management LLC, Douglas Troob and Peter Troob have the shared power to dispose or to direct the disposition of the 486,013 shares of Common Stock owned by the Domestic Fund.

The Spectrum Offshore Fund, Offshore Management LLC, Douglas Troob and Peter Troob have the shared power to dispose or to direct the disposition of the 2,523,580 shares of Common Stock owned by the Spectrum Offshore Fund.

The Select Master Fund, Select Offshore Fund, Offshore Management LLC, Select Offshore Fund, Douglas Troob and Peter Troob have the shared power to dispose or to direct the disposition of the 1,810,022 shares of Common Stock owned by the Master Fund.

TCM Crossways, Management LLC, Douglas Troob and Peter Troob have the shared power to dispose or to direct the disposition of the 144,550 shares of Common Stock owned by TCM Crossways.

Partners Group, Advisors LLC, Douglas Troob and Peter Troob have the shared power to dispose or to direct the disposition of the 1,056,233 shares of Common Stock held in an account for Partners Group.

IBS, Advisors LLC, Douglas Troob and Peter Troob have the shared power to dispose or to direct the disposition of the 547,662 shares of Common Stock held in an account for IBS.

Advisors LLC, Douglas Troob and Peter Troob may be deemed to have shared power to dispose or to direct the disposition of the 630,563 shares of Common Stock held in accounts it separately manages.

ITEM 10.	CERTIFICATION.

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:	February 13, 2008

TCM SPECTRUM FUND LP
By: Troob Capital Management LLC,
As General Partner

By: /s/ Douglas M. Troob
Douglas M. Troob, Managing Member

TCM SPECTRUM FUND (OFFSHORE) LTD

By: /s/ Douglas M. Troob
Douglas M. Troob, Director

TCM SELECT OPPORTUNITIES FUND (OFFSHORE) LTD.

By: /s/ Douglas M. Troob
Douglas M. Troob, Director

TCM SELECT OPPORTUNITIES MASTER FUND LTD.

By: /s/ Douglas M. Troob
Douglas M. Troob, Director

TCM CROSSWAYS FUND LP
By: Troob Capital Management LLC,
As General Partner

By: /s/ Douglas M. Troob
Douglas M. Troob, Managing Member

TCM CAPITAL MANAGEMENT LLC

By: /s/ Douglas M. Troob
Douglas M. Troob, Managing Member

TROOB CAPITAL MANAGEMENT (OFFSHORE) LLC

By: /s/ Douglas M. Troob
Douglas M. Troob, Managing Member

TROOB CAPITAL ADVISORS LLC

By: /s/ Douglas M. Troob
Douglas M. Troob, Managing Member

/s/ Douglas M. Troob
Douglas M. Troob

/s/ Peter J. Troob
Peter J. Troob

PARTNERS GROUP ALTERNATIVE STRATEGIES PCC LIMITED
By: Troob Capital Capital Advisors LLC,
As Trading Advisor

By: /s/ Douglas M. Troob
Douglas M. Troob, Managing Member

IBS (MF) LTD. IN RESPECT OF TROOB CAPITAL SERIES

By: /s/ Didier Centis
Didier Centis, Chief Operating Officer